

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 28, 2010

By U.S. Mail and facsimile to 011-86-10-85189797

Ms. Carla Zhou
Chief Financial Officer
NextMart, Inc.
Oriental Plaza Bldg. W3, Twelfth Floor
1 East Chang'an Avenue, Dongcheng District
Beijing, 100738 PRC

> **Re:** **NextMart, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed January 13, 2010**
> **File No. 000-26347**

Dear Ms. Zhou:

We have reviewed your response letter dated September 14, 2010 and have the following comments. As noted in our comment letter dated March 19, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 8-K/A dated March 31, 2010, filed May 14, 2010

1. We have read the valuation report you provided to support the $5,392,255 disclosed as the fair value of net assets held for sale as of March 31, 2010. We are not persuaded that the fair value of your net assets held for sale approximates $5.4 million. In your response to comment five, you state the appraiser valued the assets without giving effect to the impairment loss accrued. In this regard, we note documentation from management including the balance sheet as of the valuation date was relied upon in the course of the valuation and there is no reference in the valuation report supporting omission of the impairment in determining fair value. Please revise your disclosure to state the fair value of the net assets held for sale which appears to be $2,070,405 based on your responses.

Form 10-Q for the period ended March 31, 2010

2. You state in your response that the appraised value disclosed in your Form 10-Q did not give effect to the impairment loss accrued prior to the valuation which you realized in your preparation of the report, however you nonetheless disclosed "The parties placed a valuation of $5,391,255 on the above described assets, which amount is based on a third party valuation report of the assets prepared as of March 31, 2010." As you stated in your response filed on July 1, 2010, "We recognized fair value of subsidiaries of $1,581,984 based on the valuation report from qualified appraiser and the assets and liabilities of CI and SMC of $488,421 based on the book value on March 31, 2010." As commented above, please revise to state the fair value of the net assets held for sale consistent with your responses.

3. Please explain to us why cash, property and equipment and accounts payable are included in the net assets held for sale disclosed in Note 8. In this regard, you disclose in Note 1, as well as Note 8 that "The net assets being sold do not include the subsidiaries cash, office furniture and equipment, and third party creditor's rights and third party debts, which shall remain the subsidiary's property."

4. We note your reconciliation of the activity in your stockholders' equity accounts for the interim period for additional paid-in capital and the accumulated deficit from September 30, 2009 through March 31, 2010. Please explain to us the nature of "Adjustment of opening retained earning" of $-6,049,991.

5. We note your partial response to our prior comment nine that you have not collected any cash on the outstanding receivables included in the net assets held for sale. As previously requested, please provide us your basis supporting the carrying amounts at March 31, 2010. In your prior response to comment 19 as filed on July 1, 2010, you stated $374,829 was over three years old, receivables in the amount of $1,483,312 are over one year old but less than three years and $744,829 is due from a director that resigned in April 2009. No payments have been made on these outstanding receivables. Please refer to FASB ASC 310-10-35.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief

cc: Mr. Daniel H. Luciano, Esq.
        via facsimile to 847-556-1456